EX 99.28(d)(47)(vii)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement between

Jackson National Asset Management, LLC

and Pacific Investment Management Company LLC

This Amendment is made on December 2, 2016 by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Pacific Investment Management Company LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (“Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (“Funds”) of JNL Series Trust (“Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and the Sub-Adviser have agreed to reduce the sub-advisory fees for the JNL/PIMCO Real Return Fund and the JNL/PIMCO Total Return Bond Fund as set forth on Schedule B, and, in connection with said reductions, Schedule B to the Agreement must be amended.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated January 1, 2017, attached hereto.

2.
Except as modified herein, the terms and conditions of the Agreement remain unchanged and in full force and effect.  All capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.

3.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective as of January 1, 2017.

Jackson National Asset Management, LLC		Pacific Investment Management Company LLC

By:	/s/ Mark D. Nerud	By:	/s/ Robert O. Young
Name:	Mark D. Nerud	Name:	Robert O. Young
Title:	President and CEO	Title:	Managing Director

Schedule B
Dated January 1, 2017
(Compensation)

For the JNL/PIMCO Real Return Fund, Sub-Adviser’s account #1852, the following fee schedule shall apply:

JNL/PIMCO Real Return Fund – 1852 Effective January 1, 2017
Average Daily Net Assets	Annual Rate
First $1 Billion	0.25%
Next $1 Billion	0.20%
Thereafter	0.175%

For the JNL/PIMCO Total Return Bond Fund, Sub-Adviser’s account #852, the following fee schedule shall apply:

JNL/PIMCO Total Return Bond Fund – 852 Effective January 1, 2020
Average Daily Net Assets	Annual Rate
First $1 Billion	0.25%
Thereafter	0.20%

JNL/PIMCO Total Return Bond Fund – 852 Effective January 1, 2017 to December 31, 2019
Average Daily Net Assets	Annual Rate
First $1 Billion	0.25%
Next $2 Billion	0.20%
Thereafter	0.175%

The following blended discount – based on aggregate 1940 Act Sub-advised strategies, calculated quarterly and applied to each Account’s calculated fee amount – shall apply to the Account if (i) the Sub-Adviser manage at least three 1940 Act subadvised strategies for the Adviser and (ii) of those managed accounts, the core fixed income accounts (currently Sub-Adviser Accounts #852, 1852 and 2852) have a combined AUM of at least $5.5 billion:

Account AUM amount	Discount per AUM Tier
$0 to $2.5 billion	2.5%
$2.5 billion to $5 billion	5.0%
$5 billion to $7.5 billion	7.5%
Assets greater than $7.5 billion	10.0%

“Fund” and “Funds” shall have the same meaning as set forth in the Agreement.

Market value is determined by the Fund Accountant.

B-1